UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Barclays CEO Energy & Power Conference

J. Michael Yeager

Chief Executive, BHP Billiton Petroleum

4 September 2012

bhpbilliton

resourcing the future

Disclaimer

bhpbilliton

resourcing the future

Reliance on Third Party Information

The views expressed here contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of the US Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation.

Non-IFRS Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

No Offer of Securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Stakeholder feedback

Please note, the Commonwealth Offshore Petroleum and Greenhouse Gas Storage (Environment) Regulations 2006 requires Operators to perform consultation relating to environment plans and oil spill contingency plans. The latest revision of the Regulations includes a requirement for correspondence from stakeholders relating to these plans to be passed on to NOPSEMA and therefore should not be considered to be confidential between the author and BHP Billiton. It is recommended that confidential matters not relating to the environment should be in separate communications.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012 Slide 2

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resourcing the future

Agenda

Corporate overview

Petroleum overview

Conventional business

Onshore US shale

Exploration

FY13 outlook

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 3

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A diversified global portfolio

Petroleum

A significant oil and gas exploration and production business

Iron Ore

One of the world’s premier suppliers of iron ore

Base Metals

One of the world’s largest producers of silver, lead and copper

Metallurgical Coal

Produce and market high quality hard coking coals for the international steel industry

Energy Coal

One of the world’s largest producers and marketers of export thermal coal

Aluminium and Nickel

A global producer and supplier of primary aluminium, alumina and nickel

Manganese

Operations produce a combination of ores, alloys and metals

Diamonds and Specialty Products1

EKATI Diamond Mine, titanium minerals, Potash development and exploration

Uranium

Olympic Dam is the world’s largest uranium deposit

Offices

Petroleum

Aluminium and Nickel

Base Metals

Uranium

Diamonds and Specialty Products

Iron Ore

Manganese

Metallurgical Coal

Energy Coal

Project and Exploration activities are not shown on this map.

1. BHP Billiton announced its intention to sell its interest in Richards Bay Minerals during the March 2012 quarter and a review of its diamonds business during the December 2011 quarter (this process is ongoing).

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 4

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Four large businesses, including Petroleum

Petroleum

Iron Ore

FY12 Corporate Results

Underlying EBIT US$27.2 billion

Net Operating Cash Flow US$24.4 billion

Dividend per share US 112 cents

Petroleum Underlying EBIT US$6.3 billion

Base Metals

Metallurgical Coal

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 5

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Agenda

Corporate overview

Petroleum overview

Conventional business

Onshore US shale

Exploration

FY13 outlook

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 6

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A continuously growing business

Volumes

(BHP Billiton net share, Mboe/d)

700 Conventional

Shale

600

500

400

300

200

100

0

FY07 FY08 FY09 FY10 FY11 FY12 FY13e

In the past five years:

– Volumes grown to more than 600 Mboe/d

– Underlying EBIT grown to over US$6 billion

– Workforce population doubled to 4,000

Proved reserves in excess of 2.5 billion barrels oil equivalent

Total resource base of approximately 11 billion barrels oil equivalent

Source: BHP Billiton analysis as at 30 June 2012.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 04 September 2012

Slide 7

World class portfolio and good fiscal terms

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Onshore US Shale
~270 Mboe/d
Eagle Ford
Permian
Fayetteville
Haynesville
Gulf of Mexico
~90 Mboe/d
Shenzi
Neptune
Atlantis
Mad Dog
International ~75 Mboe/d
UK
Trinidad and Tobago
Algeria
Pakistan
Australia ~215 Mboe/d
North West Shelf
Bass Strait
Pyrenees
Stybarrow
Minerva

Production based on approximate FY13 expected net production rates.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 8

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Outstanding safety performance

Conventional business safety performance

(Total Recordable Incident Frequency)

10

9

8

7

6

5

4

3

2

1

0

FY06 FY07 FY08 FY09 FY10 FY11 FY12

TRIF IADC1 Onshore US average

1. International Association of Drilling Contractors.

Source: BHP Billiton analysis.

Best ever TRIF in the conventional business during FY12 at 1.34

New US onshore business significantly lagging in performance

Now embedding our HSE systems and processes within Onshore US business

Goal is to be become safest in industry, offshore and onshore

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 9

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Continuous 100% proved reserve replacement

Proved reserve replacement ratio

(%) 376% 429%

170% Including Onshore US acquisitions

150%

130%

110%

90%

70%

FY08 FY09 FY10 FY11 FY12

+100% proved reserve replacement delivered for the past five years, excluding additions from acquisitions

Significant resource additions from recent Onshore US shale acquisitions, including a substantial liquids component

Decades of future development potential

Liquids (including liquids priced LNG) represents 46% of proved reserves

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 10

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Focused on the fundamentals that drive results

Unit cash operating costs

(BHP Billiton net share, US$/boe)

20 Peer group1 BHP Billiton

10

0

FY09 FY10 FY11 FY12

FY12 facility uptime

(% uptime, Operated vs. Operated by Others)

100%

90%

80%

OBO (avg)

Liv. Bay

Stybarrow

Neptune

Shenzi

Pyrenees

Angostura

Zamzama

Minerva

Highly competitive unit costs, both cash and non-cash while maintaining high HSE standards

Outstanding uptime at operated facilities

Gulf of Mexico drilling performance leads industry

Operated projects consistently delivered on schedule and on budget

1. Unit operating costs peer group consists of Apache, Marathon, Hess, BG, Anadarko, Noble and Talisman.

Source: BHP Billiton analysis,

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 11

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Continuing to lead drilling performance in the deepwater Gulf of Mexico

Average drill time per 1,000 ft

(Deepwater Gulf of Mexico, subsalt, days)

8

Others BHP Billiton

6 4 2

0

Pre-moratorium Post-moratorium

Source: Rushmore Associates’ The Rushmore Reviews, Scout Tickets and BHP Billiton analysis as of 16 April 2012.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 12

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Agenda

Corporate overview

Petroleum overview

Conventional business

Onshore US shale

Exploration

FY13 outlook

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 13

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Shenzi – premier BHP Billiton operated facility in the Gulf of Mexico

Still producing over 100 Mboe/d (100% basis) after three years

Outstanding operational performance with 94% average uptime over the past three years

Achieved first water injection in May 2012 aimed at increasing reservoir performance

Recent north appraisal success

Major value added by 100 BHP Billiton’s strong safety, project delivery and operational performance

Shenzi gross production rates

(Mboe/d)

150

Nameplate capacity

100

50

0

Mar 09 Jan 10 Nov 10 Sep 11 Jul 12

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 14

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Atlantis and Mad Dog ramping-up with major volume growth ahead

Atlantis offline through Q4 FY12 to complete subsea manifold replacement project

Mad Dog offline throughout entire FY12 for rig replacement and substantial maintenance scope

Both facilities now back online — significant volume and earnings

Now drilling first new Atlantis producers since the moratorium

Pre-commitment funding approved for world-scale Mad Dog Phase 2 project

— New 130 Mboe/d development

— Doubles field deliverability

Atlantis

Mad Dog

Resource base as at June 30, 2012

(MMboe, BHP Billiton share)

600

Probable and contingent

Proved

400

200

0

Atlantis

Mad Dog

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 15

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Expanding our strong position in Australia

Strong base of legacy assets at Bass Strait and North West Shelf, both with major field developments underway

Continued development of large Pyrenees oil field in Western Australia

New volumes from Macedon, with start up expected in CY13

Long term growth driven by potential 10 Tcf Scarborough LNG development

Additional growth potential from Browse LNG, now under evaluation

Pyrenees

Macedon onshore facilities

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 16

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International operations are material and continue to deliver strong performance

Material contribution to Petroleum volumes and earnings

Significant recent growth in Trinidad with on-time and on-budget delivery of Angostura Gas

Safety and operational efficiency among the best in the portfolio

Experience has contributed to the success of our functional excellence approach

Production at international operations

(Mboe/d)

200

BHP Billiton net

Non-operator share

100

0

FY08 FY09 FY10 FY11 FY12

Angostura – Trinidad

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 17

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Agenda

Corporate overview

Petroleum overview

Conventional business

Onshore US shale

Exploration

FY13 outlook

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 18

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Large, high quality and flexible Onshore US shale position

Midland Basin

Delaware Basin

Liquid area

Dry gas area

Fayatteville

Haynesville

Lower Bossier

Permian

Eagle Ford

Black Hawk

Hawkville Field

Total resources by field at 30 June, 2012

(billions of barrels of oil equivalent)

4

Proved

Probable, possible and contingent

3

2

1

0

Haynesville Eagle Ford Fayetteville Permian

Approximately 1.6 million combined net acres across Texas, Louisiana and Arkansas

Resource base of approximately 8 billion barrels oil equivalent

Four giant fields, with 50 year lives

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 19

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Near-term activity has shifted to liquids

Gross operated rigs

(average rig count)

30

January 2012

June 2012

20

10

0

Fayetteville dry gas Haynesville dry gas Permian liquids Eagle Ford liquids

Aggressively pursuing Eagle Ford development

Fully appraising the Permian

Dry gas activity at reduced level to preserve opportunities and maintain capability

Prepared for dry gas ramp-up as prices improve

Fleet of new build rigs will support standardisation and continuous improvement

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 20

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Eagle Ford acreage is among the best in industry

NPV and acreage of Eagle Ford operators

(relative terms, BHP Billiton indexed to 1.0)

2.0

Relative acreage

1.5

BHP Billiton

1.0

0.5

Other operators

0.0

0.0 0.5 1.0 1.5

Midland Basin

Delaware Basin

Liquid area

Dry gas area

Fayatteville

Haynesville

Lower Bossier

Black Hawk

Hawkville Field

Relative net present value

Strong rates of return with many individual wells exceeding 100%

Average single well payback is under one year

Potential for higher recovery factors over time through reduced well spacing or improved technology

Material, expandable, high margin, liquids, operated, upside

Source: WoodMackenzie, BHP Billiton indexed to 1.0 (August 2012).

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 21

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Size and scale of Eagle Ford opportunity is unprecedented for BHP Billiton Petroleum

Actual and estimated production

(BHP Billiton net share, Mboe/d)

350 BHP Billiton Petroleum

Eagle Ford

300 BHP Billiton Petroleum

Australia

250

200

BHP Billiton Petroleum

150 Gulf of Mexico

100

50

0

FY08 FY10 FY12 FY14e FY16e

Single well liquids production (Black Hawk)

(gross barrels of oil per day)

2,000

Forecast

Actual

1,500

1,000

500

0

1 30 59 88 117 146

Days on production

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 22

Significant near-term infrastructure expansion underway in the Eagle Ford

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- Six new processing plants planned
- Significant added capacity:
  - 100 Mb/d liquids
  - 1 Bcf/d gas
- Approximately 800 miles of pipelines
- +US$1 billion over the next five years


Eagle Ford Shale Overview Map
LEGEND
Existing facility
Planned facility
San Antonio
Black Hawk Central CDP
Black Hawk NE CDP
Karnes CDP
Karnes
Black Hawk SW CDP
Hawkville
Pt. Comfort
Port of
Corpus Christi


Eagle Ford - Blackhawk Central CDP


Hawkville Far East CDP
Hawkville Central CDP
Hawkville NE CDP
Hawkville Mid East CDP
Hawkville West CDP

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 23

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Now appraising the liquids rich Permian

18 day single well flow back test

(oil, bo/d) (wet gas, Mcf/d)

600 7,200

Oil Wet gas

500 6,000

400 4,800

300 3,600

200 2,400

100 1,200

0 0

1 5 9 13 17

Days

Significant appraisal program ongoing and encouraging results to date

Acreage up from 378,000 at the time of the acquisition to over 440,000 today

Majority of wells completed within the past year and more than 60 planned for FY13

Targeting oil from multiple pay horizons

Wolfcamp shale over 900 ft thick in some areas

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 24

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BHP Billiton’s dry gas shale properties are among the lowest cost in the US

Comparative ranking of break even wellhead cost for US unconventional gas plays, 2012

(gas focused unconventional plays only)

Haynesville

Fayetteville

Lance Pinedale

Fruitland

Granite Wash

Niobrara Codell

Eagle Ford - Wet

Olmos

Lance Jonah

Montney

Duvernay Shale

Mesaverde Coals

Marcellus Southwest

Fayetteville

Arkoma Woodford

Horn River

Selma Chalk

Marcellus Northeast

Anadarko Woodford

Haynesville - Tier One

Barnett

Bossier Shale

Mesaverde Wasatch

Pennsylvanian Coals

Horseshoe Canyon

Raton Vermejo

Honaker Trail

Mesaverde Piceance

Almond Wamsutter

James Lime

Powder River CBM

Cherokee

Deep Haley

Mancos

Utica - Appalachia

Barnett Southwest

Black Warrior Coals

Deep Bossier

Wilcox Lobo

New Albany

Huron

Travis Peak

Haynesville - Tier Two

Chattanooga

Austin Chalk

Cody

Utica - Quebec

Antrim

Mannville

Lower Vicksburg

Cotton Valley

Baxter

Eagle Ford - Dry Gas

Pierre

Gothic

Columbia Sub-basalt

Palo Duro

Barnett Woodford

Conasauga

Source: Wood Mackenzie, 2012.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 25

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Industry best Haynesville acreage delivers strong forward returns at current prices

Haynesville acreage position

(Estimated Ultimate Recovery bands)

Core acreage delivers very strong per well recoveries, with some in excess of 20 bcf

+20% forward rates of returns, even at current prices

Significant value being added through continuous improvement initiatives

Positioned to ramp-up activity as US natural gas prices recover

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 26

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Fayetteville opportunity remains strong as US natural gas prices recover

Proved areas

Average Fayetteville rig release time

(days)

Large and proven resource

Near-term activity focused on opportunity preservation and operational momentum

Already realising significant operational improvements which will reduce costs and enhance value

Significant long term opportunity as US natural gas prices recover

50 40 30 20 10 0

Jul 11 Aug 11 Sep 11 Oct 11 Nov 11 Dec 11 Jan 12 Feb 12 Mar 12 Apr 12 May 12 Jun 12 Jul 12

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 27

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Onshore US shale will be an essential element of Petroleum’s long term strategy

Material and highly expandable

Strong returns and fast payback

Significant flexibility to respond to market conditions

Multiple upside opportunities

Leverages existing strengths in safety, project management and operational excellence

Long term view perfectly matched to BHP Billiton strategy

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 28

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Agenda

Corporate overview

Petroleum overview

Conventional business

Onshore US shale

Exploration

FY13 outlook

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 29

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Material and focused exploration program – multiple high impact wells planned for FY13

Gulf of Mexico

Production heartland

World class basin with running room

3 significant FY13 wells

India

Leveraging industry leading technology to evaluate new plays

> 5,000 km 2D seismic in FY13

Southeast Asia

World class basin

Leading industry into deepwater

FY13 well and > 6,000 km 2D seismic

South Africa

Evaluating extension to a key emerging play

10,000 sq km 3D seismic acquisition

Australia

Production heartland

World class basin with running room

FY13 well and seismic

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 30

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Agenda

Corporate overview

Petroleum overview

Conventional business

Onshore US shale

Exploration

FY13 outlook

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 31

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US$6.5 billion capital program planned for FY13, with shale liquids representing the largest component

Development capital

(BHP Billiton net share, US$ millions)

7,000

Conventional

6,000 Shale

5,000

4,000

3,000

2,000

1,000

0

FY07 FY08 FY09 FY10 FY11 FY12 FY13e

Conventional spend driven by: – Projects in execution – Development drilling in GoM and WA

Approximately 40 rigs operating Onshore US in FY13 with over 85% directed towards the liquids rich Eagle Ford and Permian

Onshore US spend will be adjusted as needed to maximize value in response to market conditions

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 32

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FY13 volume target of 240 MMboe driven by growth in liquids

Volumes

(BHP Billiton net share, MMboe)

250

Gas

Liquids

200

15% liquids growth

150

100

Gas roughly flat

50

0

FY11 FY12 FY13e

8% volume growth expected into FY13, driven by 15% expected liquids growth

Gas roughly flat as Macedon and North West Shelf offset lower shale dry gas volumes

Long term production growth: – Continued growth in shale liquids – Large conventional projects and drilling programs – Ramp-up in shale dry gas as price recovers

Source: BHP Billiton analysis.

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 33

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Key themes

Large growing business in one of the world’s largest corporations

Outstanding track record of operated performance

Onshore US activity shifted to liquids

Additional oil volumes from return to work at Atlantis and Mad Dog

Shale dry gas resources remain strong and are valuable to the long term

Material and focused exploration

Can grow production on average 10% annually for the next 10 years

J. Michael Yeager, Chief Executive, BHP Billiton Petroleum, 4 September 2012

Slide 34

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 5, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary